Exhibit 99.3

ORANGE LAUNCHES ‘YOUR PLAN FOR BUSINESS’

New Approach To Tariffs Based On Customer Requirements

London, 15 October 2002. Orange UK today announced a new tariff structure designed to address UK enterprise need for transparency, simplicity, flexibility and value in communications pricing. ‘Your Plan for Business’ means companies can be confident that they are getting great value for money.

Your Plan for Business is made up of a simple set of core charges including lower line rental and reduced tariffs on mobile-to-mobile calls and UK standard calls during business hours.

Business customers are provided greater value and flexibility. Your Plan for Business can be tailored around how companies want to manage their account, based on individual usage or through inclusive minutes.

The usage option ensures that users always get great value on their call pattern without having to review or administer individual talk plans. Business customers only pay for the minutes used by each individual, with an incremental discount automatically applied according to their usage level. An additional discount is also applied according to the number of phones that a company has with Orange. Potentially saving up to 20% on all core call charges.

Your Plan for Business inclusive minutes are now even better value with a lower monthly charge and the inclusion of calls to other mobile networks within the inclusive allowance. The inclusive option helps with budget forecasting and cost control. It allows a number of minutes, ranging from

2,000 to 10,000, to be built into the plan up front. To prevent wastage, these minutes can be shared across individuals or teams and any unused minutes can be rolled over to the following month.

For business travellers, Your Plan for Business includes a clear approach to international roaming, with five set pricing zones. Mobile access to email, the internet and corporate intranets is covered by a straightforward monthly fee and data charges which are calculated by the second or megabyte.

“Mobile phones are now seen as an operational necessity in business. However, many UK companies have concerns about complex and highly structured tariffs which make phone bills unpredictable and difficult to understand and administer,” explained Cynthia Gordon, marketing director, Orange Business Solutions UK. “With Your Plan for Business, we have developed a tariff structure which not only offers customers the best value for money, but makes their lives easier allowing them to concentrate on their own business.”

Notes to Editors:

•	Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.
•	Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.
•	In August 2000 Orange plc was acquired by France Telecom, leading to the creation of Europe’s second largest mobile operator. The new Orange has operations in 22 countries across Europe and beyond.
•	As at the end of June 2002, Orange had over 12.8 million customers in the UK, 18.6 million in France and approximately 41.4 million controlled customers worldwide.
•	The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange had more calls which were successful overall than any other operator. In the survey, which was audited by BABT, Orange was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks’ comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.
•	In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector. Orange has ranked number one for customer satisfaction for both contract and prepay customers in every J.D. Power and Associates UK Mobile Customer Satisfaction Study since 1998.
•	Orange provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
•	Orange UK now offers roaming in 124 countries on 276 networks.
•	Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com
•	For further information, call the Orange media centre on 020 7984 2000